SilverCrest Announces US$120 Million Project Financing Facility and

US$76.5 Million Fixed Price EPC Contract for Construction of Process Plant

TSX: SIL | NYSE American: SILV For Immediate Release

VANCOUVER, BC - January 4, 2021 - In anticipation of making a final construction decision based on a Feasibility Study ("Feasibility Study") for the Las Chispas Project ("Las Chispas"), SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce that its Canadian subsidiary has entered into a credit agreement (the "Credit Agreement") with an affiliate of RK Mine Finance ("RK") to provide a secured project financing facility (the "Facility") for a total of US$120 million for the purpose of funding the construction of Las Chispas. Concurrently, one of the Company's Mexican subsidiaries has entered into a fixed price Engineering, Procurement and Construction contract (the "EPC Contract") with Ausenco Engineering Canada Inc. ("Ausenco"), and one of its affiliates, for construction of the Las Chispas process plant. While the Feasibility Study is still pending finalization by Ausenco, with announcement of results targeted for late January 2021, SilverCrest is confident entering into the Credit Agreement and the EPC Contract based on the substantial feasibility information currently available. However, in the absence of a feasibility study of mineral reserves demonstrating economic and technical viability, there is increased uncertainty and historically a higher economic and technical risk of failure associated with the development of a commercially mineable deposit until such time as the Feasibility Study has been completed.  See "EPC Contract and Feasibility Study" below.

Highlights:

Project Finance Facility

  US$120 million Facility with a total cost of capital of approximately 10% (refer to details below);
  Facility does not require mandatory hedging, cash sweeps, offtakes, production linked payments or equity issuances as part of its structure;
  US$30 million of the Facility has been drawn, and subsequent drawdowns are available upon satisfaction of certain customary conditions precedent. Drawdowns are not tied to any construction milestones;
  Facility has a four-year term with a 20-month availability period if 50% of the Facility is drawn or committed to be drawn within six months (June 30, 2021) and 75% of the Facility is drawn within 12 months (December 31, 2021);
  Up to US$30 million of the Facility can be used for exploration and regional acquisitions; and
  US$90 million remaining on the Facility, plus estimated cash at year-end of US$135 million, will provide a substantial component of funding for construction, exploration and regional growth initiatives.

EPC Contract

  Lump sum turnkey price of US$76.5 million will include construction of a 1,250 tonne per day process plant at Las Chispas;
  Execution of Ausenco's scope of work will begin in February 2021, and commissioning of the process plant is targeted for Q2 2022, with production ramp-up starting in Q3 2022;
  The construction execution plan includes stringent COVID-19 protocols including the use of a confined single room occupancy camp, designed to limit the potential for a virus outbreak at the site and in the local communities; and
  The EPC Contract represents a portion of the total scope of the planned construction but does not include development of the underground mine, confined camp, powerline, dry stack tailings facility, establishment of an analytical laboratory in the local community or the owner's site costs.

N. Eric Fier, CPG, P.Eng and CEO, remarked, "We are very pleased to have concurrently signed the Credit Agreement and the EPC Contract with two well-established and respected partners in the mining industry. The commitment by both partners ahead of the targeted January 2021 release of the Las Chispas Feasibility Study speaks to the strength of our team and project. While we recognize the challenges of building during this unprecedented time, we believe the strict and effective COVID-19 protocols that we have implemented on site, which are highlighted in these two important agreements, limit our risk. This news marks another important milestone on our path to production at Las Chispas."

Pierre Beaudoin, COO, remarked, "We are pleased to be working with Ausenco, a well-known and respected engineering firm with substantial global experience in designing, constructing, and commissioning precious metal process facilities. We have been working closely with Ausenco to complete the EPC Contract and the Feasibility Study in close succession.  We are confident that their intimate knowledge of the project will benefit the successful construction and commissioning of Las Chispas."

Project Finance Facility

Key terms of the Credit Agreement include:

  US$120 million facility with initial 25% drawdown complete at close on December 31, 2020 ("Closing")
    Subsequent drawdowns available upon satisfaction of certain customary conditions precedent, but subsequent drawdowns are not tied to any construction milestones
  No requirement for hedging, cash sweeps, offtakes, production linked payments, shares or warrants
  Term of four years
    Principal repaid on the fourth anniversary of Closing (December 31, 2024)
    Voluntary prepayment at any time, subject to prepayment fee (4% before year 1; 3% for years 1 to 3; and 1.5% beyond year 3)
  The Facility has an availability period of up to 20 months if:
    50% or greater of the Facility is drawn or committed to be drawn within six months of Closing, and
    75% or greater of the Facility is drawn within 12 months of Closing
  Interest rate of 6.95% plus the greater of 3-month LIBOR (or agreed upon equivalent) or 1.5%
    Interest payable quarterly, with option to accrue during the availability period
  3% arrangement fee paid upon Closing of the Credit Agreement
  Up to US$30 million of the Facility can be used for exploration and acquisitions within Sonora, Mexico

EPC Contract and Feasibility Study

The EPC Contract with Ausenco locks in a fixed price of US$76.5 million for construction of a 1,250 tonne per year process plant at Las Chispas. Ausenco will begin construction in February 2021, as the SilverCrest managed earthworks program for the process plant nears completion. Commissioning of the process plant is targeted for Q2 2022 and production ramp-up is slated to begin in Q3 2022.

Ausenco is completing the Las Chispas Feasibility Study and progressing detailed engineering and the construction management plan. Detailed engineering is progressing well at approximately 60% completion and procurement of long lead items started in Q4 2020. Advancing these programs in parallel has allowed Ausenco to develop comprehensive capital and operating cost estimates for Las Chispas while progressing detailed engineering beyond what is customary at a Feasibility Study level. The disruption caused by the COVID-19 pandemic also allowed SilverCrest to initiate an Early Works program tailored to further reduce project execution risks. This program included the earthworks package, the water pumping system, and the first phase of the construction camp. The advancement of the Early Works program coupled with the fixed price nature of the EPC Contract reduces many common construction, and market-related risks.

Beyond the tasks included in the EPC Contract, the remaining initial capital costs anticipated for Las Chispas construction will include:

  Development costs of the underground mine;
  Owner's site costs;
  On-site infrastructure including Phase 2 of the confined construction camp, a bridge and the filtered (dry-stack) tailings system facility;
  A new 33 kV, 49 km long powerline to replace the proposed diesel power generation, originally contemplated in the Las Chispas 2019 Preliminary Economic Assessment, effective May 15, 2019, as amended July 19, 2019, to provide better long-term economics and a reduction in greenhouse gas-emissions; and
  An analytical laboratory located in the community, instead of on-site, to provide additional local employment.

Details of the costs beyond the EPC contract will be presented in the upcoming Feasibility Study.

In the absence of the Feasibility Study of mineral reserves demonstrating economic and technical viability, there remains increased uncertainty and historically a higher economic and technical risk of failure associated with the development of a commercially mineable deposit until such time as the Feasibility Study has been completed.  These risks include, among others, areas that are analyzed in detail in a feasibility study, such as applying economic analysis to resources and reserves, more detailed metallurgy and a number of specialized studies in areas such as mining and recovery methods, market analysis, and environmental and community impacts.

SilverCrest's Canadian legal counsel for the agreements were Cassels Brock & Blackwell LLP and Koffman Kalef LLP. Urias Romero Y Asociados, S.C. acted as SilverCrest's Mexican counsel.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 mineral concessions, of which the Company has 100% ownership of where all the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

ABOUT RK MINE FINANCE

RK Mine Finance provides bespoke financing solutions to mining companies including bridge finance, construction finance, expansion funding, working capital and acquisition facilities. RK has a strong track record of supporting mining companies with their financing needs and since its inception has provided committed capital of over $2.0 billion. Further information on RK can be found at www.rkminefinance.com.

ABOUT AUSENCO

Ausenco is a global company redefining what's possible. Our team is based across 26 offices in 14 countries, with projects in over 80 locations worldwide. Combining our deep technical expertise with a 30-year track record, we provide innovative, value-add consulting and engineering studies and project delivery, asset operations and maintenance solutions to the mining & metals, oil & gas and industrial sectors.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, development and construction activities at the Las Chispas Property, including completion of the Feasibility Study, the ability to complete further drawdowns under the Credit Agreement, the costs and timing of construction associated with the EPC Contract and the timing of completion of the process plant and production ramp up. Such forward looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: impact of the COVID-19 pandemic; the reliability of mineralization estimates, he availability of additional drawdowns under the Credit Agreement, completion of the Feasibility Study, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: uncertainty as to the impact and duration of the COVID-19 pandemic; the timing and content of work programs; proceeding with the EPC Contract without completion of the Feasibility Study, the availability of funds under the Credit Agreement and otherwise, results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1